Delisting Determination,The Nasdaq Stock Market, LLC,
February 24, 2014, Hauppauge Digital, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Hauppauge Digital, Inc.
(the Company), effective at the opening of the trading session on March 6, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staffs
determination on August 6, 2013. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated September 19, 2013, granting the Company continued listing pursuant to an exception through December 30, 2013, by which date the Company was required to regain compliance with Listing Rules
5550(a)(2), 5550(b)(1), 5620(a), and 5620(b).
However, the Company did not regain compliance by that date. On November 14, 2013, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on November 18, 2013.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on February 28, 2014.